March 20, 2006
Mr. David Burton
Staff Accountant
United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 6010
Washington, D.C. 20549
Via facsimile to 202-772-9218. Copy filed as correspondence via EDGAR

Re:	Oakley Inc. Item 4.02 Form 8-K filed on March 10, 2006. File No. 1-13848
Dear Mr. Burton,
Thank you for your letter dated March 14, 2006 regarding our Form 8-K filed on March 10, 2006. Please find below Oakley’s responses to the comments raised in your letter:
Comment 1. Date of filing restated financial statements.
We note that you intend to file restated financial statements. However, you have not indicated when you intend to do so. Please tell us when you intend to file restated financial statements. We may have further comment after you file the restated financials statements.
Response: The Company provided the following disclosure in Exhibit 99.1 to the Company’s SEC Form 8-K dated March 10, 2006:
The company expects to file a Form 12b-25 seeking an extension of time to file its annual report on Form 10-K for the fiscal year ended December 31, 2005 and expects to file both the 2005 Annual Report on Form 10-K and amended 2004 Annual Report on Form 10-K/A by March 31, 2006. The company also expects to file amended 2005 Quarterly Reports on Form 10-Q/A prior to filing its first quarter 2006 Form 10-Q in May 2006.
The Company filed a Form 12b-25 on March 17, 2006. The Company intends to file a Form 10-K/A for the year ended December 31, 2004 before March 31, 2006. The Company also intends to file a Form 10-K for the year ended December 31, 2005 before March 31, 2006. The

Company intends to file amended Forms 10-Q for the periods ended March 31, 2005, June 30, 2005 and September 30, 2005 prior to May 8, 2006.
Comment 2. Internal Controls over Financial Reporting
Please tell us if your certifying officers have reconsidered the effect on the adequacy of your disclosure controls and procedures as of the end of the period covered by your Form 10-K for the fiscal year ended December 31, 2004 and Forms 10-Q for the periods ended March 31, 2005, June 30, 2005 and September 30, 2005 in light of the material error you have disclosed. Additionally, tell us what effect the error had on your current evaluation of disclosure controls and procedures as of your fiscal year end December 31, 2005.
Response: The Company’s certifying officers have considered the effect of the internal control deficiency related to the material error recently disclosed. The Company provided the following disclosure in Exhibit 99.1 to the Company’s SEC Form 8-K dated March 10, 2006:
The company’s management has determined that a control deficiency existed with respect to internal control over financial reporting related to the company’s review of hedging activity under FAS 133. Accordingly, the company concluded that its disclosure controls and procedures were not effective and this control deficiency constituted a material weakness in its internal control over financial reporting as of December 31, 2004.
The Company intends to provide appropriate disclosure of the continuation of this material weakness in its disclosures regarding internal controls over financial reporting in Forms 10-Q/A for the periods ending March 31, 2005, June 30, 2005 and September 30, 2005. The Company has considered the impact of this control weakness in the evaluation of its disclosure controls for the year ended December 31, 2005. The Company’s internal control procedures, which were improved during the fourth quarter of 2005, identified this material weakness. The Company believes it has strengthened controls in this area, and will consider these improvements in its evaluation and assessment of disclosure controls and procedures as of December 31, 2005. Upon completion of this evaluation and assessment the Company will provide appropriate disclosures regarding internal controls in its Form 10-K for the year ended December 31, 2005.
The Company acknowledges the following points regarding its responsibilities and its understandings. The Company is fully responsible for the adequacy and accuracy of disclosures in all documents filed with the SEC. The Company understands that staff comments or changes to disclosure in SEC filings in response to staff comments do not foreclose the Commission from taking additional action with respect to such filings. The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

I appreciate your comments regarding improving Oakley’s disclosures. Please contact me at 949-829-6455 if any additional information would be useful in your review.
Sincerely,
/S/ Richard J. Shields
Richard J. Shields
Chief Financial Officer

Copies to:
     Deloitte & Touche LLP
     Skadden, Arps, Slate, Meagher & Flom LLP